

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Hesham M. Gad
Chief Executive Officer
Paragon Technologies, Inc.
101 Larry Holmes Drive, Suite 500
Easton, PA 18042

> **Re: Paragon Technologies, Inc.**
> **Ocean Power Technologies, Inc.**
> **PREC14A filed by Paragon Technologies, Inc. et al.**
> **Filed November 28, 2023**
> **File No. 001-33417**

Dear Hesham M. Gad:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed November 28, 2023

General

1.   Please update the filing to include disclosure about the recent Delaware Court of Chancery ruling. Please disclose prominently the impact of such ruling on Paragon's director nominations and the fact that OPT has stated in its own proxy statement that "any director nominations attempted by Paragon at the 2023 Annual Meeting will be disregarded, and no proxies or votes in favor of its purported nominees will be recognized or tabulated at the 2023 Annual Meeting." Shareholders should be able to understand from the disclosure the risk of their votes not being counted.

Questions and Answers Relating to This Proxy Solicitation, page 3

2.   Please revise the disclosure at the top of page 4 that states that OPT will be using a universal proxy card.

3. Under the question titled, "Why is Paragon nominating only four director candidates when there are six members of OPT's board of directors?," please add context to the existing disclosure by disclosing the fact that Paragon initially nominated a fifth director candidate, who subsequently withdrew from the process.

Background to the Solicitation, page 18

4. We note the following disclosure on page 18: "Paragon requested that the OPT board appoint Paragon's three directors to the OPT board." Please revise to clarify, if true, that the request involved the replacement of three existing directors, as opposed to the expansion of the OPT board from six directors to nine.

5. We note the disclosure on page 19 related to Paragon's filing of a Schedule 13D. Please revise to explain that such filing was voluntary, as Paragon's beneficial ownership of OPT common stock did not exceed 5%. Please also revise to clarify that the stockholder letter was filed as an exhibit to the Schedule 13D.

6. Please revise the seventh paragraph on page 20 to clarify that Paragon's second request for an exemption to the poison pill was "again" subject to the 19.9% ownership condition, so as not to imply here that such condition was introduced for the first time.

7. We note the disclosure referring to OPT's demand of "a $3,500 payment to provide the lists, even though there is little to no cost to obtain the lists." We understand that the $3,500 figure was an estimate of total expenses OPT would incur pursuant to the Section 220 request, and that such estimate was provided to OPT by its proxy solicitation firm. As such, please revise the cited disclosure, or advise.

8. We note the disclosure on page 21 that refers to OPT, by way of a September 14th letter, "narrowing" its claims of purported deficiencies in Paragon's nomination notice. Please provide support for the characterization of the list of deficiencies as having been narrowed, or revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions